UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K and Form 10-KSB  |_| Form 11-K  |_| Form 20-F
              |X| Form 10-QSB                |_| Form N-SAR

For Period Ended: March 31, 2006

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

             Read attached instruction sheet before preparing form.
                             Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:

El Capitan Precious Metals, Inc.
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Former name if applicable:


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Address of principal executive office (Street and number):

14201 North 87th Street, Suite 216
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City, State and zip code:

Scottsdale, Arizona  85260
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                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense.
       |
|X|    |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       |          thereof will be filed on or before the 15th calendar day
       |          following the prescribed due date; or the subject quarterly
       |          report or transition report on Form 10-QSB, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |          the prescribed due date; and
       |
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable. Not applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has experienced significant delays in preparing its Form 10-QSB for the quarter ended March 31, 2006 which could not have been avoided without unreasonable effort and expense. The Registrant has experienced significant delays as a result of discussions with its auditors relating to the accounting treatment of certain events that may have an impact on its financial statements for the quarter ended March 31, 2006. Due to these events, and the resultant delays, the Registrant is unable to file the Form 10-QSB for the quarter ended March 31, 2006 within the prescribed period without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Stephen J. Antol                                  (480) 607-7093
      --------------------------------------------------------------------------
           (Name)                                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        El Capitan Precious Metals, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2006                       By: /s/ Stephen J. Antol
      ------------                           -----------------------------------
                                             Stephen J. Antol
                                             Chief Financial Officer / Treasurer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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